Exhibit 99.7

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the Oyu Tolgoi 2016 Technical Report with an effective date as of October 14, 2016 (the “Report”).

I, Sharron Sylvester, on behalf of OreWin Pty Ltd., consent to the use of our name and references to the Report, or portions thereof, as described in the 40-F and documents filed as part of the 40-F, and to the incorporation by reference of such information in the Company’s Registration Statement on Form S-8 (File No. 333-160783).

Sincerely,

/s/ Sharron Sylvester
Name: Sharron Sylvester Title: Technical Director – Geology Company: OreWin Pty Ltd. Date: March 15, 2018